Exhibit 1.1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 25% growth in Total Revenue
Results for the quarter ended December 31, 2008 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA – January 21, 2009 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2008.
Highlights of the Results:
➢	IT Services Revenue based on exchange rate as of September 30, 2008 at $1,126 million, ahead of our guidance of $1,121 million.

➢	IT Services Revenue in dollar terms was $1,100 million, a sequential decline of 0.9% (growth of 3.5% in constant currency) and YoY growth of 12.4% (growth of 19.2% in constant currency).

➢	Total Revenues were Rs. 65.39 billion ($1.35 billion1), representing an increase of 25% over the same period last year.

➢	Net Income was Rs. 8.98 billion ($185 million1) on a GAAP basis, representing an increase of 9% over the same period last year.

➢	Non-GAAP Adjusted Net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.7 billion ($200 million1), representing an increase of 17% over the same period last year.

➢	IT Services Revenues were Rs. 50.64 billion ($1042 million1), representing an increase of 30% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 10.13 billion ($209 million1), representing an increase of 27% over the same period last year.

➢	IT Services added 31 new clients in the quarter.

➢	IT Products recorded a 26% growth in Revenues over the same period last year and EBIT grew by 70%.

➢	Consumer Care and Lighting Revenue grew 20% over the same period last year and EBIT grew 10%.
Performance for the Quarter ended December 31, 2008 and Outlook for our Quarter ending March 31, 2009
Azim Premji, Chairman of Wipro, commenting on the results said –
“For the quarter ended December 2008, we delivered a strong performance with IT Services Revenues growing sequentially 3.5% in constant currency. We continue to win large deals; we won 4 multi-year multi-million dollar deals in the current quarter. We added 31 new customers.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2008, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.48.58. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2008 was US$1=Rs. 46.03.

We are living in tough times; the macro-economic challenges are significant and impacting businesses across segments. However, recessions do not last, resilient companies do. I am confident Wiproites are resilient to withstand the near term challenges posed by an uncertain environment and come out stronger than ever. Looking ahead, for the quarter ending March 31, 2009, we expect the Revenue from our IT Services business including Revenues from the acquisition of Citi Technology Services to be approximately $1,045 million*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said –
“It was another quarter of strong performance. Our Revenues were at $1,126 million, ahead of our Guidance of $1,121 million, as measured in exchange rates prevailing as on September 30, 2008. Our price realization improved sequentially in constant currency through higher productivity, while absorbing impact of lower working days during the quarter. We improved our offshore mix and significantly increased our mix of revenues from Fixed Price Projects.
We made a one-time provision in respect of receivables of a large customer which impacted our margins by 60 basis points. Excluding this one-time impact, we were able to expand margins by 10 basis points. The impact of salary increase and drop in Utilization were made up by benefits from currency and other operational parameters.”

*	Guidance is based on constant currency exchange rates.
Wipro Limited
Total Revenue for our quarter ended December 31, 2008 was Rs. 65.39 billion ($1.35 billion1), representing an increase of 25% over the same period last year. Net Income for our quarter ended December 31, 2008 on GAAP basis was Rs.8.98 billion ($185 million1), representing an increase of 9% over the same period last year. Net Income for our quarter ended December 31, 2008 on an Adjusted Non-GAAP basis (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.70 billion ($200 million1), representing an increase of 17% over the same period last year. Earnings per Share on the GAAP basis for our quarter ended December 31, 2008 were Rs. 6.17 ($0.131), representing an increase of 9% over the same period last year. Non-GAAP Adjusted Earnings (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) per Share for our quarter ended December 31, 2008 were Rs. 6.66, representing an increase of 17% over the same period last year.
Reconciliation between GAAP net income and non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) is provided in the table on page 9.
IT Services (77% of Total Revenue and 95% of Operating Income for our quarter ended December 31, 2008)
Our IT Services business segment recorded Revenue of Rs. 50.64 billion2 ($1042 million1) for our quarter ended December 31, 2008, representing an increase of 30% over the same period last year. EBIT for this segment was Rs. 10.13 billion ($209 million1) for our quarter ended December 31, 2008, representing an increase of 27% over the same period last year.

[2]	IT Services business segment Revenue was Rs. 50.79 billion for the quarter ended December 31, 2008 under the Indian GAAP. The difference of Rs. 149 million ($3.07 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

Our Operating Income to Revenue for this segment was 20% for our quarter ended December 31, 2008.
We had 96,965 employees as of December 31, 2008, which includes 75,387 employees in our IT business unit and 21,578 employees in our BPO business unit.
Wipro has completed its acquisition of Citi Technology Services. The revenues of Citi Technology Services will be consolidated with Wipro beginning in the quarter ending March 31, 2009.
Wipro has been selected by Origin Energy as the preferred partner for transformation of its Retail business processes. Wipro will work with Origin in coming years to provide an integrated billing system as well as IT and back office processing support for the Retail business. The operating platform will be SAP. Transition of process activities to Wipro will commence in May 2009, with implementation of the transformation program expected to take around two years.
Infocrossing, a Wipro subsidiary signed a significant and large multi-year IT Infrastructure outsourcing contract with a large outsourcer of data processing services in the US. Under the contract, Wipro will migrate the customer’s current computing environment to its data centers in the US and will provide managed services for the migrated environment going forward. Wipro’s deep capabilities in the data center area and the process leadership were key differentiators.
A large UK based food retailer has chosen Wipro, as its IT partner, to deliver a new and robust operating model that supports the retailer’s strategic and commercial objectives. Wipro will help the retailer to achieve the core objective of delivering effective planning, management and delivery of large scale systems and process change based on an Oracle ERP platform.
In the India and Middle East market, Infrastructure services, both technology integration and managed services business, continues to be a key growth driver and we demonstrated our leadership position with some large wins from Corporation Bank to upgrade their storage and disaster recovery set up, ERP Implementation and managed services support for Indus towers, data centre set up for MTNL STPI IT services Ltd, application deployment and integration at NMC Group, UAE. The region also saw good wins in the consulting space with an order from Government of Bahrain for an e- governance project and another win at the Al Dar group at Abu Dhabi.
Geographic expansion
Wipro strengthened its Business Process Outsourcing (BPO) focus by announcing plans to open a BPO delivery center in Curitiba, Brazil, to service its new client, AmBev. AmBev is a subsidiary of InBev, a brewing giant.
In Europe, Wipro strengthened its presence by inaugurating its office in Maia, Portugal. The Maia office is a part of Wipro’s expansion strategy to build global delivery capabilities and support customers from near shore locations.
Performance and Capital Efficiency
As part of our efforts to be a trusted technology partner in these challenging times, Wipro has offered a suite of service offerings called PACE—Performance and Capital Efficiency. The primary objective is to help companies move beyond basic survival and sustainability by lowering costs, improving service levels and operational efficiencies. Customers can opt from a gamut of offerings under process/product optimization, application optimization services, infrastructure consolidation and emerging business models.

Customers have engaged with us on these service offerings that have helped them realize significant business benefits. Wipro’s range of Application Rationalization services have helped customers restructure their existing application portfolio around the key business drivers which has in turn helped them reduce operating cost by an average of 15-20%. Wipro’s innovative FlexDelivery model to manage enterprise application landscape has been deployed by more than 20 customers as on date to handle complexity and criticality of environment and business processes, variability in work volume typical in application maintenance and support engagements. The delivery is rendered from globally located FlexDelivery centers using standardized platform of tools and processes with teams aligned by competency. FlexDelivery has led to 10-15% improvement in service level and end-user experience.
We also see business users playing an increasingly important role in technology management, which signifies the evolution of IT to Business Technology. Wipro is aligning its services to the changing industry requirement through innovative business models. Wipro offers to its customers delivery models like Software as a Service (SaaS), alternate revenue models such as transaction-based, widget and outcome-based pricing models, proprietary technology IPs such as eEnabler for SOA and Solution Accelerators including industry and functional solutions like Hosted Document Management System, Carbon Management Solution and Retail eCommerce.
These offerings help customers realize business process agility, higher productivity with lower total cost of ownership and faster time to market.
BPO is moving towards the next phase of growth and Wipro offers the platform model of business where the model focuses on the productivity improvement, process standardization and creating predictable delivery. Wipro has partnered with two companies to offer HR and procurement services through this model to the customers.
Co-innovation with partners and customers
Wipro continued to Co-innovate with customers and partners to derive significant value out of the partnership. Wipro and Oracle launched the first joint innovative solutions lab which demonstrates end-to-end industry specific processes and solutions, showcasing innovative solutions co-developed by Wipro and Oracle. We were also among the first SAP partners to adopt Run SAP® Methodology which would help to shape next-generation application management offerings for SAP customers.
Awards and Recognition
During the quarter Wipro received various awards and recognition with two awards at the Outsourcing Institute and Vantage Partners’ inaugural RMMY awards- “The Few, the Proud, the RMs” which recognized the Best Enabled Relationship/Account Managers and “Ain’t No Valley of Despair Here” which recognized the Best Transition Process. Wipro won the Indian MAKE Award, 2008. We were recognized for transforming enterprise knowledge into shareholder value, knowledge sharing and enterprise-wide collaboration. Wipro Technologies also won the Best Asian Executive- Services Business category at the 5th annual Stevie® Awards for Women in Business. The Stevie Awards for Women in Business honor women executives, entrepreneurs, and the companies they run – worldwide. Wipro was also the finalist in the ‘Best Executive- Services Business’, Website of the Year’ and ‘Marketing Campaign of the Year- Services’ categories.
Wipro was recognized as a transformation partner for its client Telia Sonera, by helping it simplify its operations and achieve increased efficiency and responsiveness to its customers, by leading independent research firm Ovum.

Wipro Infotech was ranked No.1 systems Integrator in the most trusted IT service providers survey by CTO forum. We were also awarded the best technology partner for 2008 by EMC in India and the best SI by Netapp for 2007-08.
IT Products (12% of Total Revenue and 3% of Operating Income for our quarter ended December 31, 2008)
Our IT Products business segment recorded Revenue of Rs. 8.15 billion ($168 million1) for our quarter ended December 31, 2008, representing an increase of 26% over the same period last year. EBIT for this segment was Rs. 341 million ($7 million1) for our quarter ended December 31, 2008.
Our Operating Income to Revenue for this segment was 4.2% for our quarter ended December 31, 2008.
Return on Capital Employed (ROCE) for our IT services and Products segment was 41% for our quarter ended December 31, 2008, compared to 37% for the same period last year.
Consumer Care and Lighting (7% of Total Revenue and 5% of Operating Income for our quarter ended December 31, 2008)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 4.86 billion ($100 million1) for our quarter ended December 31, 2008, representing an increase of 20% over the same period last year. EBIT for this segment was Rs. 551 million ($11.3 million1) for our quarter ended December 31, 2008, representing an increase of 10% over the same period last year.
Our Operating Income to Revenue for this segment was 11.3% for our quarter ended December 31, 2008. ROCE for this segment was 12% for our quarter ended December 30, 2008, compared to 11% for the same period last year.
About Non-GAAP financial measures
The Company provides Non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) to supplement reported GAAP results. Non-GAAP adjusted net income excludes the impact of translating specific foreign currency borrowing, the impact of periodic fair value measurement of related cross currency swaps used in combination for hedging net investments in foreign operations and stock-based fringe benefit tax expense paid in India.
The Company believes that the presentation of this non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax), when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its results of operations. The Company believes that foreign currency borrowing and its swaps are in substance economic hedges of net investment, though for GAAP reporting the impact of translation and fair value measurements are recorded in the Income statement. In addition, our stock-based fringe benefit tax expense is fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders’ equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management uses financial statements that do not include impact of periodic translation of specific foreign currency borrowing, fair value re-measurement of cross currency swaps and stock-based fringe benefit tax expense. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.

A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure.
Our results for the quarter ended December 31, 2008, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (1:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in.
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

	As of December 31,				As of March 31,
	2007		2008	2008	2008
				Convenience
				translation
				into US$
	(unaudited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	15,999	38,383	$790	Rs.	39,270
Restricted cash		509	—	—		—
Short-term Investments		17,738	20,241	417		14,808
Accounts receivable, net of allowances		34,773	47,001	967		38,908
Unbilled Revenue		8,860	13,794	284		8,305
Inventories		6,628	9,013	186		7,172
Deferred income taxes		637	586	12		790
Other current assets		18,260	25,977	535		19,092

Total current assets		103,404	154,995	3,191		128,345
Property, plant and equipment, net		35,872	47,164	971		39,822
Investments in affiliates		1,243	1,635	34		1,343
Investments securities		358	330	7		355
Deferred income taxes		65	56	1		—
Intangible assets, net		12,034	15,668	323		12,480
Goodwill		37,798	44,774	922		38,943
Other assets		2,727	5,543	114		3,214

Total assets	Rs.	193,501	270,165	$5,561	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings from banks	Rs.	25,019	26,464	$545	Rs.	28,804
Current portion of long-term debt		552	375	8		406
Current portion of obligations under capital leases		341	353	7		323
Accounts payable		12,258	18,968	390		13,082
Accrued expenses		7,667	13,164	271		8,110
Accrued employee costs		4,855	7,200	148		5,160
Advances from customers		1,775	3,061	63		2,136
Unearned Revenue		3,984	5,935	122		4,162
Other current liabilities		9,337	28,811	593		12,519

Total current liabilities		65,788	104,331	2,148		74,702
Long-term debt, excluding current portion		238	19,476	401		14,522
Obligations under capital leases, excluding current portion		734	823	17		701
Deferred income taxes		2,462	800	16		2,098
Other liabilities		2,698	3,634	75		3,011

Total Liabilities		71,920	129,064	2,657		95,034

Minority interest		126	192	4		114
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized;
Issued and outstanding: 1,461,453,320, 1,460,529,013 and 1,463,724,838 shares as of March 31, 2008, December 31, 2007 and 2008		2,921	2,927	60		2,923
Additonal paid-in capital		26,089	28,041	577		26,441
Accumulated other comprehensive income		139	(9,628)	(198)		(1,076)
Retained earnings		92,306	119,569	2,461		101,066
Equity Shares held by a controlled Trust:		—	—	—		—
7,961,760 shares as of March 31, 2008, December 31, 2007 and 2008

Total stockholders’s equity		121,455	140,909	2,901		129,354

Total liabilities and Stockholder’s equity	Rs.	193,501	270,165	$5,561	Rs.	224,502

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended December 31,					Nine months ended December 31,
	2007		2008		2008	2007		2008		2008
					Convenience					Convenience
					translation					translation
					into US$					into US$

	(unaudited)		(unaudited)		(unaudited)	(unaudited)		(unaudited)		(unaudited)
Revenues:
Services	Rs.	38,711	Rs.	50,464	$1039	Rs.	105,498	Rs.	142,591	$2935
Products		13,650		14,923	307		35,976		46,513	957

Total		52,361		65,387	1,346		141,474		189,104	3,893

Cost of Revenues:

Services		26,561		33,997	700		71,105		95,315	1962
Products		10,855		11,956	246		28,746		37,261	767
Total		37,416		45,953	946		99,851		132,576	2729

Gross Profit		14,945		19,434	400		41,623		56,528	1,164

Operating Expenses:
Selling and marketing expenses		(3,535)		(4,453)	(92)		(9,584)		(13,438)	(277)
General and administrative expenses		(2,874)		(4,301)	(89)		(7,589)		(11,007)	(227)
Amortization of intangible assets		(220)		(362)	(7)		(424)		(1,084)	(22)
Foreign exchange gains / (losses), net		169		150	3		(625)		(860)	(18)
Others, net		414		153	3		526		403	8

Operating Income		8,899		10,621	219		23,927		30,542	629

Other income, net		455		(376)	(8)		2,189		(1,437)	(30)
Equity in earnings/(losses) of affiliates		(14)		114	2		157		327	7

Income before income taxes and minority interest		9,340		10,359	213		26,273		29,432	606

Income taxes		(1,074)		(1,364)	(28)		(2,778)		(4,040)	(83)
Minority interest		(5)		(16)	(0)		(8)		(50)	(1)

Net income	Rs.	8,261	Rs.	8,979	$185		23,487		25,342	522

Earnings per equity share
Basic
Net income		5.69		6.17	0.13		16.20		17.43	0.36
Diluted
Net income		5.68		6.17	0.13		16.14		17.40	0.36
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,450,673,837		1,454,578,545			1,450,201,056		1,453,569,246
Diluted		1,453,954,740		1,455,512,492			1,454,954,227		1,456,330,399

Additional Information
Segment Revenue
IT Services		38,875		50,643	1,042		105,214		141,911	2,921
IT Products		6,483		8,145	168		17,394		24,246	499
IT Services & Products		45,358		58,788	1,210		122,608		166,157	3,420
Consumer Care and Lighting		4,045		4,862	100		9,815		14,439	297
Others		2,958		1,737	36		9,051		8,508	175
Total		52,361		65,387	1,346		141,474		189,104	3,893
Operating Income
IT Services		7,999		10,129	209		22,132		28,540	587
IT Products		200		341	7		545		847	17
IT Services & Products		8,199		10,470	216		22,677		29,387	605
Consumer Care and Lighting		501		551	11		1,227		1,674	34
Others		199		(400)	(8)		23		(519)	(11)
Total		8,899		10,621	219		23,927		30,542	629

Reconciliation of Non-GAAP adjusted net income to comparable net income

Net Income as per GAAP	Rs.	8,261	Rs.	8,979	$185	Rs.	23,487	Rs.	25,342	$522

Adjustments :
Translation loss on foreign currency loan and changes in fair value of cross currency swap		—		678	14		—		2,494	51
Fringe benefit tax		—		43	1		—		175	4

Non-GAAP adjusted net Income	Rs.	8,261	Rs.	9,700	$200	Rs.	23,487	Rs.	28,011	$577